Exhibit 99.69

NEWS RELEASE

CARBON STREAMING ANNOUNCES ANNUAL AND SPECIAL GENERAL MEETING RESULTS

TORONTO, ONTARIO, June 29, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) today held its annual general meeting of shareholders (the “Meeting”), where each of the six nominees proposed as directors and listed in the Company’s management proxy circular dated May 28, 2021 were elected as directors. A total of 13,820,092 common shares were voted in respect of the election of directors at the Meeting, representing approximately 14.01% of the votes attached to all outstanding common shares.

The detailed results of the vote are set out below:

Nominee	Outcome of Vote	Voted	Voted (%)
Maurice Swan	Approved	13,768,765 Voted 3,500 Withheld	99.97% 0.03%
Justin Cochrane	Approved	13,768,705 Voted 3,560 Withheld	99.97% 0.03%
R. Marc Bustin	Approved	13,768,735 Voted 3,530 Withheld	99.97% 0.03%
Saurabh Handa	Approved	13,768,765 Voted 3,500 Withheld	99.97% 0.03%
Andy Tester	Approved	13,733,765 Voted 38,500 Withheld	99.72% 0.28%
Jeanne Usonis	Approved	13,768,705 Voted 3,560 Withheld	99.97% 0.03%

At the Meeting, the shareholders of the Company also approved: (i) the appointment of Baker Tilly WM LLP as auditor and authorized the directors to fix their remuneration; and (ii) the approval of the Company’s omnibus long-term incentive plan of the Company.

About Carbon Streaming Corporation:

Carbon Streaming Corporation is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

Justin Cochrane, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com